Contact

www.linkedin.com/in/eyalbriller
(LinkedIn)

Top Skills

R&D
Food Technology
Leadership

Eyal Briller

Food Tech Leader | Board Member | Advisor | ex-Impossible Foods
Menlo Park, California, United States

Summary

On a quest to launch world-changing food products that are good for people, and for the planet.

Experience

Hero Bread
4 years 10 months

Advisor
September 2023 - Present (2 years 9 months)

VP Product, R&D and Bizops
November 2022 - September 2023 (11 months)

VP Strategy
February 2022 - November 2022 (10 months)

VP R&D and Product Innovation
August 2021 - March 2022 (8 months)

J-Impact Fund
Food Tech Advisor
July 2022 - Present (3 years 11 months)
San Francisco Bay Area

Plantish
Founding Board Director
June 2021 - Present (5 years)

Project Eat Less Meat
Advisor
June 2021 - December 2022 (1 year 7 months)
San Francisco Bay Area

Impossible Foods

6 years 3 months

Director of Product Management
May 2017 - June 2021 (4 years 2 months)

Established and led Impossible's Product Management function and team, focused on the intersection of business, science and consumer needs.

Product Management and Business Development, Sr. Manager
December 2016 - May 2017 (6 months)

Business Development Manager
April 2015 - December 2016 (1 year 9 months)
Redwood City, California

Led early commercialization steps, taking production from the R&D lab bench to full-scale manufacturing.

Impossible Food Inc.
Business Development Intern
June 2014 - September 2014 (4 months)

Developing 5 year scale up and manufacturing strategy

Unilever
R&D Food Engineer
2010 - June 2013 (3 years)
Israel

Responsible for innovation, quality and profitability of Food Dressings projects. Led development of new food products, from idea-creation to market-launch. Technical project leader with vast experience in cost reduction, quality improvement and regulation projects.

SHAZAR - Home and Industry Hardware Superstore
Web Sales Manager
May 2006 - August 2007 (1 year 4 months)
Haifa, Israel

Conceptualized and built SHAZAR's four online web stores. Established procedures and responsibilities from procurement to customer service. Managed team of three and oversaw inventory management, marketing and customer service for all web-based sales

Israel Navy - Israel Defense Forces
Submarine Navigation, Communication and Discovery Officer, Rank: Lieutenant

1998 - 2005 (7 years)
Haifa, Israel

Led combat operational unit in Dolphin Class submarine, Israel's most elite and strategic, on classified operations and rigorous training routines. Motivated, developed and commanded team of eleven professional sergeants, unit soldiers and officers, leading to operational excellence. Commanded the elite advanced training for submarine officers, commanded two courses and initiated innovative leadership program based on highlighting experience-based learning.

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Education

Stanford University Graduate School of Business
Master of Business Administration (MBA) · (2013 - 2015)

Technion-Machon Technologi Le' Israel
MSc, Biotechnology & Food Engineering · (2006 - 2010)